Exhibit 99.9
INGRAM MICRO INC.
Amended and Restated 2003 Equity Incentive Plan
Non-EU Restricted Stock Award Agreement (“Award Agreement”)
(Time Vested)
     Section 1. Grant of Restricted Stock Award. As of [INSERT DATE OF GRANT], Ingram Micro Inc., a Delaware corporation (“Micro”) hereby grants [INSERT LEGAL NAME OF AWARDEE] (“Awardee”) a Restricted Stock Award (the “Restricted Stock Award”). This Restricted Stock Award represents the right to receive a total of up to X,XXX shares of Class A Common Stock, $.01 par value per share, of Micro’s common stock (the “Common Stock”), subject to the fulfillment of the vesting conditions set forth below and pursuant to and subject to the terms and conditions set forth in the Ingram Micro Inc. Amended and Restated 2003 Equity Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined herein are used with the same meanings as in the Plan.
     Section 2. Vesting. Subject to the provisions of this Award Agreement, this Restricted Stock Award shall become vested, and the Restrictions shall lapse, as set forth below, provided Awardee remains employed with Micro or any of its Affiliates (collectively, the “Employer”) through the respective Vesting Date:

	Vesting Date	Restriction Period
Number Of Shares	(Date that Restrictions	and/or
Awarded	Lapse)	Other Conditions

For purposes of this Award Agreement, “Restrictions” shall mean the restrictions on sale or other transfer set forth in Section 3 and the exposure to forfeiture set forth in the schedule above.
     Section 3. Nontransferability of Restricted Stock Award. This Restricted Stock Award shall not be assigned, alienated, pledged, attached, sold or otherwise transferred by Awardee, except by will or by the laws of descent and distribution. The terms of this Restricted Stock Award shall be binding on the executors, administrators, heirs and successors of Awardee.
     Section 4. Termination or Suspension of Employment or Service. The following provisions shall apply in the event of Awardee’s termination of employment, or with respect to a member of the Board who is not an Employee, Awardee’s termination of service as a member of the Board, as applicable (hereinafter referred to as a termination of employment or service, respectively).
     (a) Termination of Employment or Service for Cause or any reason other than death, Disability or Retirement. Except as the Committee may at any time otherwise provide or as required to comply with applicable law, if Awardee’s employment with the Employer, or service with Micro, as applicable, is terminated for Cause or any reason other than death, Disability or Retirement, the unvested Restricted Stock Award shall be cancelled (forfeited) on the Termination Date (as defined in Section 4(d) below) and Awardee shall not be entitled to receive any payment thereunder.
     (b) Disability or Death. Except as the Committee may at any time otherwise provide or as required to comply with applicable law, if Awardee’s employment with the Employer, or service with Micro, as applicable, is terminated due to Disability or death, Awardee’s unvested Restricted Stock Award will immediately vest as of the Termination Date (as defined in Section 4(d) below), or on the date of Awardee’s death. For purposes hereof, “Disability” means “permanent and total disability” as defined in Section 22(e)(3) of the Code or as determined by the Committee pursuant to applicable local law.

     (c) Retirement. Except as the Committee may at any time otherwise provide or as required to comply with applicable law, if Awardee’s employment with the Employer, or service with Micro, as applicable, is terminated due to Retirement, Awardee’s unvested Restricted Stock Award will continue to vest in accordance with the vesting schedule set forth in Section 2 of this Award Agreement. Unless the Committee otherwise permits, the Committee has determined that the term “Retirement” means that Awardee’s employment has terminated other than by reason of death, Disability or Cause and that all of the following criteria have been satisfied as of the Termination Date (as defined in Section 4(d) below): either (1) Awardee is at least 65 years of age and has completed at least five years of service with the Employer, or (2) Awardee is at least 55 years of age and has completed at least ten years of service with the Employer. However, the number of Restricted Stock awarded in the year of Retirement will be prorated based upon the number of full months of service completed by the retiree during the calendar year of Retirement divided by 12, and the number of prorated Restricted Stock will continue to vest in accordance with the vesting schedule set forth in Section 2 of this Award Agreement.
     (d) Termination Date. Except as the Committee may otherwise determine, for purposes hereof, (i) any termination of Awardee’s employment for any reason shall occur on the date such Awardee ceases to be actively employed by the Employer without regard to whether such Awardee continues thereafter to receive any compensatory payments therefrom or is paid salary thereby in lieu of notice of termination, and (ii), with respect to a member of the Board who is not also an Employee, any termination of Awardee’s service with Micro shall occur on the date such Awardee ceases to be a member of the Board, in each case, such date shall be known as the “Termination Date”. The Termination Date will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law); Micro shall have the exclusive discretion to determine the Termination Date for purposes of the Restricted Stock Award.
     Section 5. Restrictions on Issuance and Sale of Shares of Common Stock. Micro shall not be obligated to sell or issue any Shares pursuant to this Restricted Stock Award prior to the fulfillment of all of the following conditions:
     (a) The admission of such Shares to listing on all stock exchanges on which the Common Stock is then listed;
     (b) The completion of any registration or other qualification of such Shares under any state or federal law or under rulings or regulations of the U.S. Securities and Exchange Commission or of any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable;
     (c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Committee shall, in its absolute discretion, determine to be necessary or advisable;
     (d) The receipt by Micro of full payment for such Shares, including payment of any applicable withholding tax; and
     (e) The lapse of such reasonable period of time following the grant of this Restricted Stock Award as the Committee may from time to time establish for reasons of administrative convenience.
     Section 6. Responsibility for Taxes. Regardless of any action Micro or Awardee’s employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to Awardee’s participation in the Plan and legally applicable to Awardee or deemed by Micro or the Employer to be an appropriate charge to Awardee even if technically due by Micro or the Employer (“Tax-Related Items”), Awardee acknowledges that the ultimate liability for all Tax-Related Items is and remains Awardee’s responsibility and may exceed the amount actually withheld by Micro or the Employer. Awardee further acknowledges that Micro and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Stock Award, including, but not limited to, the grant or vesting of the Restricted Stock Award, the lapse of any Restrictions applicable to the Restricted Stock Award, the subsequent sale of Shares acquired pursuant to the Restricted Stock Award and the receipt of any dividends or other distributions, if any; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Restricted Stock Award to reduce or eliminate Awardee’s liability for Tax-Related Items or achieve any particular tax result. Further, if Awardee has become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable or tax withholding event, as applicable, Awardee acknowledges that Micro and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.
     Prior to any relevant taxable or tax withholding event, as applicable, Awardee will pay or make adequate arrangements satisfactory to Micro and/or the Employer to satisfy all Tax-Related Items. In this regard, Awardee authorizes Micro and/or the Employer, or their respective agents, at their sole discretion and pursuant to such procedures as they may specify from time to time, to satisfy the obligations with regard to all applicable Tax-Related Items by one or a combination of the following: (1) withholding from Awardee’s wages or other cash compensation paid to Awardee by Micro and/or the Employer; (2) withholding from proceeds of the sale of Shares acquired pursuant to the Restricted Stock Award, either through a voluntary sale or mandatory sale arranged by Micro (on Awardee’s behalf pursuant to this authorization); or (3) withholding in Shares acquired pursuant to the Restricted Stock Award. To avoid negative accounting treatment, Micro may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates. If the obligation for Tax-Related Items is satisfied by withholding in Shares as described herein, for tax purposes, Awardee is deemed to have vested in the full number of Shares subject to the Restricted Stock Award, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of Awardee’s participation in the Plan.
     Finally, Awardee will pay to Micro or the Employer any amount of Tax-Related Items that Micro or the Employer may be required to withhold or account for as a result of Awardee’s participation in the Plan or Awardee’s acquisition of Shares that cannot be satisfied by the means previously described. Micro may refuse to deliver the Shares or the proceeds of the sale of Shares if Awardee fails to comply with his or her obligations in connection with the Tax-Related Items.
     Section 7. Adjustment. The number of Shares subject to this Restricted Stock Award may be adjusted by Micro from time to time pursuant to the Plan.
     Section 8. Nature of the Award. By accepting this Restricted Stock Award, Awardee acknowledges, understands and agrees that:
     (1) the Plan is established voluntarily by Micro, it is discretionary in nature and it may be modified, amended, suspended or terminated by Micro at any time;
     (2) the grant of the Restricted Stock Award is voluntary and occasional and does not create any contractual or other right to receive future grants of Restricted Stock Award, or benefits in lieu of Restricted Stock Awards, even if Restricted Stock Awards have been granted repeatedly in the past;
     (3) all decisions with respect to future Restricted Stock Award grants, if any, will be at the sole discretion of Micro;
     (4) participation in the Plan shall not create a right to further employment or service with Micro or the Employer and shall not interfere with the ability of Micro or the Employer to terminate Awardee’s employment or service relationship at any time;
     (5) participating in the Plan is voluntary;
     (6) the Restricted Stock Award and the Shares subject to the Restricted Stock Award are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to Micro or the Employer, and which is outside the scope of Awardee’s employment contract, if any;
     (7) the Restricted Stock Award and the Shares subject to the Restricted Stock Award are not intended to replace any pension rights or compensation;

     (8) the Restricted Stock Award and the Shares subject to the Restricted Stock Award are not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension, welfare or retirement benefits or similar payments, and in no event should be considered as compensation for, or relating in any way to, past services to Micro, the Employer or any subsidiary or Affiliate of Micro;
     (9) the Restricted Stock Award and Awardee’s participation in the Plan will not be interpreted to form an employment or service contract or relationship with Micro, the Employer or any subsidiary or Affiliate of Micro;
     (10) the future value of the underlying Shares is unknown and cannot be predicted with certainty;
     (11) no claim or entitlement to compensation or damages shall arise from forfeiture of the Restricted Stock Award resulting from the termination of Awardee’s employment with the Employer or the termination of Awardee’s service with Micro, as applicable (for any reason whatsoever and whether or not in breach of local labor laws), and in consideration of the grant of the Restricted Stock Award to which Awardee is otherwise not entitled, Awardee irrevocably agrees never to institute any claim against Micro or the Employer, and agrees to waive his or her ability, if any, to bring any such claim, and agrees to release Micro and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then by participating in the Plan, Awardee shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claims;
     (12) the vesting of any Restricted Stock Award ceases upon the Termination Date, or other cessation of eligibility to vest for any reason, except as may otherwise be explicitly provided in the Plan or this Award Agreement;
     (13) Awardee acknowledges that this Award Agreement is between Awardee and Micro, and that the Employer is not a party to this Award Agreement;
     (14) Awardee agrees to provide Micro with any data requested if Awardee is a mobile employee to facilitate the proper withholding and reporting by Micro and/or the Employer, as applicable;
     (15) Awardee acknowledges that the Plan and this Award Agreement are intended to conform to the extent necessary with all provisions of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations and rules promulgated by the U.S. Securities and Exchange Commission thereunder, and state securities laws and regulations. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Restricted Stock Award is granted, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Award Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.
     Section 9. No Advice Regarding Grant. Micro is not providing any tax, legal or financial advice, nor is Micro making any recommendations regarding Awardee’s participation in the Plan or the acquisition or the sale of the underlying Shares. Awardee is hereby advised to consult with personal tax, legal and financial advisors regarding participation in the Plan before taking any action related to the Plan.
     Section 10. Data Privacy. Awardee explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Awardee’s personal data as described in this Award Agreement and any other Restricted Stock Award grant materials by and among, as applicable, the Employer, Micro and its subsidiaries and Affiliates for the exclusive purpose of implementing, administering and managing Awardee’s participation in the Plan.
     Awardee hereby understands that Micro and the Employer may hold certain personal information about the Awardee, including, but not limited to, Awardee’s name, home address and telephone number, date of birth, employee identification number or other identification number, salary, nationality, job title, any shares of stock or directorships held in Micro, details of all restricted stock units or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Awardee’s favor, for the exclusive purpose of implementing, administering and managing the Plan (“Data”). Awardee hereby understands that Data may be transferred to any third parties assisting Micro with the implementation, administration and management of the Plan, that these recipients may be located in Awardee’s country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than Awardee’s country. Awardee hereby understands that Awardee may request a list with the names and addresses of any potential recipients of the Data by contacting Awardee’s local human resources representative. Awardee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing the Awardee’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom Awardee may elect to deposit any Shares acquired upon vesting of the Restricted Stock Award. Awardee hereby understands that Data will be held only as long as is necessary to implement, administer and manage the Awardee’s participation in the Plan as determined by Micro. Awardee hereby understands that Awardee may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Awardee’s local human resources representative. Awardee hereby understands, however, that refusing or withdrawing the Awardee’s consent may affect the Awardee’s ability to participate in the Plan. For more information on the consequences of Awardee’s refusal to consent or withdrawal of consent, Awardee understands that he or she may contact his or her human resources representative responsible for Awardee’s country at the local or regional level.
     Section 11. No Rights Until Issuance. Awardee shall have no rights hereunder as a shareholder with respect to any Shares subject to this Restricted Stock Award until the date of the issuance of the stock certificate for such Shares. The Shares so delivered shall no longer be subject to the Restrictions hereunder.
     Section 12. Entire Agreement. The Plan is incorporated herein by reference. The Plan and this Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements between the Awardee and Micro with respect to the subject matter hereof, and may not be modified adversely to the Awardee’s interest except by means of a writing signed by the Awardee and Micro.
     Section 13. Governing Law and Venue. The grant of this Restricted Stock Award and this Award Agreement shall be governed by and construed according to the laws of the State of Delaware, U.S.A., without regard to its principles of conflicts of laws as provided in the Plan. Any proceeding arising out of or relating to this Restricted Stock Award, this Award Agreement or the Plan may be brought only in the state or federal courts located in Orange County, California, U.S.A., where this grant is made and/or to be performed, and the parties to this Award Agreement hereby submit to and consent to the exclusive jurisdiction of such courts.
     Section 14. Amendment. This Restricted Stock Award may be amended as provided in the Plan.
     Section 15. Plan and Prospectus. This Restricted Stock Award is subject to all the terms of the Plan and the related prospectus, a copy of which has been received by the Awardee.
     Section 16. Binding Agreement; Interpretation. By accepting the grant of this Restricted Stock Award evidenced hereby, the Awardee and Micro agree that this Restricted Stock Award is granted under and governed by the terms and conditions of the Plan and this Award Agreement. The Awardee has reviewed the related prospectus and this Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to accepting the Restricted Stock Award and fully understands all provisions of the related prospectus and Award Agreement. The Awardee agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan and Award Agreement.
     Section 17. Language. Awardee acknowledges that Awardee may be executing part or all of the Award Agreement in English and agrees to be bound accordingly. If the Awardee has received this or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.
     Section 18. Electronic Delivery. Micro may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Awardee hereby consents to receive such documents by electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by Micro or another third party designated by Micro.
     Section 19. Severability. The provisions of this Award Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.
     Section 20. Code Section 409A. To the extent applicable, this Award Agreement shall incorporate the terms and conditions required by Section 409A of the Code and be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder. Notwithstanding any provision of this Award Agreement or the Plan to the contrary, in the event that following the date of grant, the Committee determines that it may be necessary or appropriate to do so, the Committee may adopt such amendments to this Award Agreement or the Plan or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Restricted Stock Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Restricted Stock Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of penalty taxes under Section 409A of the Code.
     Section 21. Addendum A. Notwithstanding any provisions in this Award Agreement, the grant of the Restricted Stock Award shall be subject to any special terms and conditions set forth in the Addendum A to this Award Agreement for Awardee’s country. Moreover, if Awardee relocates to another country for which there is an Addendum A, the special terms and conditions of the Addendum A for such country will apply to Awardee, to the extent Micro determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. The Addendum A constitutes part of this Award Agreement.
     Section 22. Imposition of Other Requirements. Micro reserves the right to impose other requirements on Awardee’s participation in the Plan, on the Restricted Stock Award and on any Shares acquired under the Plan, to the extent Micro determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require Awardee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.
     Section 23. Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Award Agreement, if Awardee is subject to Section 16 of the Exchange Act, the Plan, the Restricted Stock Award and this Award Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, this Award Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
     Section 24. Section 83(b). This Section 24 only applies to Awardees who are U.S. taxpayers. Awardee understands that Section 83(a) of the Code taxes as ordinary income the difference between the amount, if any, paid for the Shares and the Fair Market Value of such Shares at the time the Restrictions on such Shares lapse. Awardee understands that, notwithstanding the preceding sentence, Awardee may elect to be taxed at the time of the date of grant of the Restricted Stock Award, rather than at the time the Restrictions lapse, by filing an election under Section 83(b) of the Code (an “83(b) Election”) with the U.S. Internal Revenue Service within 30 days of the date of grant. In the event Awardee files an 83(b) Election, Awardee shall provide Micro a copy thereof prior to the expiration of such 30 day period. Awardee understands that in the event an 83(b) Election is filed with the U.S. Internal Revenue Service within such time period, Awardee will recognize ordinary income in an amount equal to the difference between the amount, if any, paid for the Shares and the Fair Market Value of such Shares as of the date of grant. Awardee further understands that an additional copy of such 83(b) Election form should be filed with his or her federal income tax return for the calendar year in which the date of this Award Agreement falls. Awardee acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to the Restricted Stock Award hereunder, and does not purport to be complete. AWARDEE FURTHER ACKNOWLEDGES THAT MICRO IS NOT RESPONSIBLE FOR FILING THE AWARDEE’S 83(b) ELECTION, AND MICRO HAS DIRECTED AWARDEE TO SEEK INDEPENDENT ADVICE REGARDING

THE APPLICABLE PROVISIONS OF THE U.S. INTERNAL REVENUE CODE, THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH AWARDEE MAY RESIDE, AND THE TAX CONSEQUENCES OF AWARDEE’S DEATH.
     AWARDEE HEREBY ASSUMES ALL RESPONSIBILITY FOR FILING AWARDEE’S 83(b) ELECTION AND PAYING ANY TAXES RESULTING FROM SUCH ELECTION OR FROM FAILURE TO FILE THE ELECTION AND PAYING TAXES RESULTING FROM THE LAPSE OF THE RESTRICTIONS ON THE UNVESTED SHARES.
     AWARDEE UNDERSTANDS THAT AWARDEE MAY SUFFER ADVERSE TAX CONSEQUENCES AS A RESULT OF AWARDEE’S PURCHASE OR DISPOSITION OF THE SHARES AND AWARDEE REPRESENTS THAT AWARDEE IS NOT RELYING ON MICRO FOR ANY TAX ADVICE.
INGRAM MICRO INC.
Lynn Jolliffe
Executive Vice President, Human Resources
Accepted and agreed as to the foregoing:
AWARDEE

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Date